SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of October, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - SAVE THE DATE - COPA HOLDINGS FIRST ANNUAL INVESTOR DAY TO BE HELD JANUARY 11, 2007 IN PANAMA CITY

Save the Date - Copa Holdings First Annual Investor Day to Be Held January 11, 2007 in Panama City

          PANAMA CITY, Oct. 5 /PRNewswire-FirstCall/ -- Copa Holdings S.A. (NYSE: CPA) today announced it will be hosting its first Annual Investor Day in Panama City on January 11th, 2007.  This event will showcase presentations from Copa Holdings’ management team, as well as a guided tour of Copa Airlines’ Hub of the America’s and maintenance facilities in Tocumen International Airport.

          The preliminary agenda for Copa Holding’s Investor Day is the following:

Preliminary Agenda for COPA DAY 2007*
January 11, 2007 (Thursday)

Time		Speaker
9:00-9:30	CEO Welcome / Business Overview	Pedro Heilbron - CEO
9:30-10:00	Financial Overview	Victor Vial - CFO
10:00-10:30	Operations Overview	Larry Ganse - SVP Operations
10:30-10:45	BREAK
10:45-11:45	Commercial Overview	Jorge Garcia - VP Commercial
11:45-12:15	Growth Plan	Dan Gunn - VP Planning
12:15-13:15	LUNCH
13:15-13:45	AeroRepublica Overview	Roberto Junguito - CEO AeroRepublica
13:45-14:15	Presentation: Guest speaker	To be announced
14:15-15:00	Q&A Session
15:00-15:30	BREAK
15:30-16:00	Transportation to Tocumen Int’l Airport
16:00-17:30	Airport and Aircraft Maintenance Center Visit	Vidalia Casado - VP Passenger Services
17:30-18:00	End of Activities / Transportation to Panama City

          * Agenda is subject to change

          You may confirm your participation by accessing our Investor Relations website at http://www.copaair.com/investor/default.aspx.  Should you need more information please contact our Investor Relations Department at 011-507-304- 2677 or email: investorrelations@copaair.com.

          Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers approximately 110 daily scheduled flights to 35 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 10/06/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO